<u>Sunn Investor Newsletter – October 2023</u>

I'd like to extend my sincere appreciation for your interest in Sunn. Your enthusiasm and support since our announcement on August 1st have been nothing short of incredible.

Investment Landscape

We initiated our investment round with an ambitious target of $1M. It brings me immense pleasure to report that we have already received commitments of over $400k. With the momentum we're witnessing, we're confident in bridging the round to a close swiftly.

Your Involvement

As part of our select group of supporters, I'd like to invite accredited investors (and only accredited investors right now) to play a crucial role in this important chapter of Sunn's rebuild. Our goal is to conclude the present round in October, so if you're interested in participating, please let us know as soon as you can.

If you are not currently an accredited investor, there will still be opportunities to invest in Sunn's future. We're diligently working towards a Crowd Equity offering in the next few months, broadening the spectrum for those wishing to be involved.

Why Partner with Sunn Amplification?

Remember when Mini Cooper was resurrected? That's how it feels for us right now. Sunn is not just an iconic brand, although it certainly is that! Sunn has a storied history of innovative products that powered the most respected artists and events in music history. It's not just about acquiring a stake in a company; it's about investing in bringing this legendary brand back to its rightful spot as one of the top 5 companies in the musical instruments industry.

We're advancing quickly in our mission. By coming on board, you will be joining an amazing team, including famous figures in the MI world, former Sunn employees and family members, all with valuable experience and eagerness to help us build things the right way. This initial raise marks a significant milestone as we work together to bring back Sunn. I'm genuinely excited at the prospect of others joining us in this endeavor, as we take Sunn Amplification to new heights.

If you are an accredited investor and are interested in joining us, please reply to this message, or email us at investor@sunnamps.com and our team will be in contact to share the necessary details.

Best regards,

James Lebihan
CEO, Sunn Musical Equipment Corp.



Greetings Sunnrisers.

Thank you to everyone who responded to our last investor newsletter. It has been great hearing your stories. I especially enjoyed speaking with some of you personally and sharing information about our plans for Sunn.

Sunn has always been an innovative company. Our plan from the beginning has been to continue in this vein, not just in terms of products, but also in how we run the business. A key part of our announcement on August 1ˢᵗ was that we wanted ordinary people, musicians, and fans alike to not only get access to awesome Sunn gear but have the opportunity to own part of the company too.

I'm therefore very excited to announce that we are partnering with Wefunder to allow anyone to become a shareholder in Sunn Musical Equipment Corp! Wefunder is an innovative new online platform that enables individual investors to acquire equity in early stage private companies. Wefunder has already raised over half a billion dollars for startups in music, entertainment, technology, healthcare, and many other sectors. You can become an investor for as little as $100. I encourage you to visit wefunder.com and review the FAQ and the excellent investor school videos. If you think you might be interested, you can sign up for an account with no obligation.

We are one of the first private companies in the MI space to offer individual investors the opportunity to own part of the business. We are leading from the front, which we think is a very Sunn thing to do. We will be launching the full campaign later this month.

In the meantime, I am pleased to be able to tell you that we are doing an angel round for accredited investors only. This round has a minimum investment of $10K and includes 12.5% bonus shares (equivalent to a $1M discount on the valuation of the Reg CF round of $8M.) For example, for a 10K investment you would receive your 1000 shares in Sunn Musical Equipment Corp plus an additional 125 shares.

If you are an accredited investor and interested in the angel round, please email investor@sunnamps.com by Monday 18ᵗʰ to register your interest, and we will send you more details.

If you are interested in the Wefunder campaign, please follow this link to answer a five quick questions about investing in Sunn. I'll see you there.

https://xrj22fl7ozd.typeform.com/to/N0VdVu4D

Best regards,

James Lebihan
CEO, Sunn Musical Equipment Corp.

SEC.gov | Accredited Investor



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